SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L105
(CUSIP Number)

Amanda Hector
D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, NY 10019

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON D1 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%*
14	TYPE OF REPORTING PERSON PN, IA

* As more fully described in Item 4 of the original Schedule 13D, the Reporting Persons also hold 26,826,525 Class C Ordinary Shares, which, together with all other Class C Ordinary Shares outstanding, will automatically convert into Class A Ordinary Shares on a one-for-one basis on the expiration of the Lock-Up Period (as defined in Item 4). At such time, the Reporting Persons will beneficially own approximately 5.6% of the outstanding Class A Ordinary Shares.

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Daniel Sundheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%*
14	TYPE OF REPORTING PERSON IN, HC

* As more fully described in Item 4 of the original Schedule 13D, the Reporting Persons also hold 26,826,525 Class C Ordinary Shares, which, together with all other Class C Ordinary Shares outstanding, will automatically convert into Class A Ordinary Shares on a one-for-one basis on the expiration of the Lock-Up Period (as defined in Item 4). At such time, the Reporting Persons will beneficially own approximately 5.6% of the outstanding Class A Ordinary Shares.

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 4 of 8 Pages

The following constitutes Amendment No. 1 to the Schedule 13D ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The Investment Vehicles acquired the Class A Ordinary Shares reported herein and the Class C Ordinary Shares described herein in connection with the Business Combination and Subscription Agreement as more fully described in Items 4 and 6 of the original Schedule 13D.

D1 Master agreed to acquire the Notes (as defined below) reported herein in connection with the Purchase Agreement as more fully described in Item 6 below.

Funds for the purchase of the Class A Ordinary Shares, Class C Ordinary Shares and the Notes were derived from general working capital of the Investment Vehicles.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons' response to Item 6 is incorporated by reference into this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by each Reporting Person. The percentages used in this Amendment No. 1 as of the date hereof are calculated based upon 118,527,784 Class A Ordinary Shares outstanding as of January 31, 2022 as reported by the Issuer in the Purchase Agreement (as defined below) and assumes the conversion of the Notes reported herein. The percentages used in this Amendment No. 1 as of the expiration of the Lock-Up Period are calculated based upon 759,451,810 Class A Ordinary Shares expected to be outstanding following the conversion of the Class C Ordinary Shares on a one-for-one basis into Class A Ordinary Shares as reported by the Issuer in the Purchase Agreement (as defined below) and assumes the conversion of the Notes reported herein.

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 5 of 8 Pages

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of Class A Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the Class A Ordinary Shares have been effected by the Reporting Persons during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On February 9, 2022, D1 Master entered into a Purchase Agreement with the Issuer and the other parties thereto (the "Purchase Agreement"), the form of which is attached as Exhibit D hereto and is incorporated herein by reference, pursuant to which it agreed to purchase $30,000,000 principal amount of the Issuer's 2.00% Convertible Senior Notes due 2027 (the "Notes"), which are, subject to certain adjustments, convertible into 6,000,000 Class A Ordinary Shares at a price of $5.00 per share on the terms and subject to the conditions of the Notes. The Issuer may force the conversion of the Notes following the third anniversary of the closing date if the trading price of the Class A Ordinary Shares exceeds 150% of the conversion price for at least 20 trading days in any consecutive 30 trading day period (the "Trading Condition").

D1 Master will have the right to require the Issuer to repurchase all or some of its Notes for cash at 100% of its principal amount, plus all accrued and unpaid interest to, and including, the date of repurchase, upon the occurrence of certain corporate events, subject to certain conditions. The Notes will not be guaranteed or secured upon issuance but will receive the benefit of any guarantees or security provided at any time for the benefit of certain other indebtedness of the Issuer for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory and certain other indebtedness.

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 6 of 8 Pages

If the Notes have not been converted, repurchased or redeemed at or prior to maturity of the Notes, D1 Master will also be entitled to payment of a premium at maturity of the Notes, equal to 50% of the principal amount of the Notes. The premium is payable in cash, Class A Ordinary Shares, or a combination of cash and Class A Ordinary Shares at the option of the Issuer. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Class A Ordinary Shares is above $6.75 for any trading day beginning on (and excluding) the 10th trading day following the second anniversary of the closing date and ending on (and including) the 20th trading day following the second anniversary of the closing date. For the avoidance of doubt, this premium will not be payable by the Issuer (i) in the event of a mandatory conversion on or prior to maturity, (ii) in the event of a voluntary conversion by D1 Master on or prior to maturity or (iii) in connection with a conversion following a make-whole fundamental change or an offer to purchase Notes upon a fundamental change.

The Issuer may not redeem the Notes prior to the third anniversary of the closing date, unless certain changes in tax law or other related events occur. The Issuer may redeem all or a portion of the Notes, at its option, beginning three years after the closing date, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, and excluding, the redemption date, provided that (1) the Trading Condition (as defined above) is met or (2) the aggregate principal amount of the Notes outstanding and held by persons other than the Issuer or its affiliates is less than 15% of the initial aggregate principal amount of the Notes.

The Notes will be issued at closing pursuant to an Indenture to be entered into between the Issuer and U.S. Bank Trust Company, National Association, as trustee. The Indenture will include customary covenants and events of default. Closing is expected to occur on February 16, 2022 and will be subject to customary closing conditions for offerings of this nature.

At the Closing, D1 Master will enter into a Registration Rights Agreement with the Issuer and the other parties thereto (the "Registration Rights Agreement"), the form of which is attached as Exhibit E hereto and is incorporated herein by reference, pursuant to which, among other things, D1 Master will be granted customary registration rights with respect to the Class A Ordinary Shares underlying the Notes.

The foregoing descriptions of the Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreements which are incorporated as Exhibit D and E, respectively.

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

Exhibit D:	Purchase Agreement (incorporated herein by reference to the form of Purchase Agreement which the Reporting Persons have been informed by the Issuer that it intends to file with the SEC following the closing of the transactions contemplated hereby on Form 6-K (the "Form 6-K")).

Exhibit E:	Registration Rights Agreement (incorporated herein by reference to the form of Registration Rights Agreement which will be attached to the Form 6-K).

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

D1 Capital Partners L.P.

By:	/s/ Amanda Hector
Name: Amanda Hector
Title: General Counsel and Chief Compliance Officer

/s/ Daniel Sundheim
DANIEL SUNDHEIM